UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Kenexa Corporation

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

488879107

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 488879107	Page 2 of 8 Pages

(1)	Names of reporting persons Grant Gund, as trustee for the Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust, and the Grant Owen Gund Gift Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 672,992
(7) Sole dispositive power -0-
(8) Shared dispositive power 672,992
(9)	Aggregate amount beneficially owned by each reporting person 672,992
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 488879107	Page 3 of 8 Pages

(1)	Names of reporting persons Rebecca H. Dent, as trustee for the G. Zachary Gund Descendants’ Trust, Kelsey Laidlaw Gund Gift Trust, the Llura Blair Gund Gift Trust, and the Grant Owen Gund Gift Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 1,226,919
(7) Sole dispositive power -0-
(8) Shared dispositive power 1,226,919
(9)	Aggregate amount beneficially owned by each reporting person 1,226,919
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 488879107	Page 4 of 8 Pages

(1)	Names of reporting persons G. Zachary Gund, as trustee for the G. Zachary Gund Descendants’ Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 553,927
(6) Shared voting power -0-
(7) Sole dispositive power 553,927
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 553,927
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.1%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 488879107	Page 5 of 8 Pages

(1)	Names of reporting persons Llura L. Gund, as trustee for the Dionis Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 701,620
(7) Sole dispositive power -0-
(8) Shared dispositive power 701,620
(9)	Aggregate amount beneficially owned by each reporting person 701,620
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.6%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 488879107	Page 6 of 8 Pages

(1)	Names of reporting persons Gordon Gund, as trustee for the Dionis Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 701,620
(7) Sole dispositive power -0-
(8) Shared dispositive power 701,620
(9)	Aggregate amount beneficially owned by each reporting person 701,620
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.6%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 488879107	Page 7 of 8 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13G as originally filed by Grant Gund, Rebecca H. Dent, G. Zachary Gund, Llura L. Gund and Gordon Gund on December 10, 2007, the Amendment No. 1 filed on February 7, 2008, the Amendment No. 2 filed on February 17, 2009, the Amendment No. 3 filed on February 4, 2010 and the Amendment No. 4 filed on February 11, 2011 (as so amended, the “Schedule 13G”). Capitalized terms used but not defined in this Amendment No. 5 have the respective meaning ascribed to them in the Schedule 13G.

Item 2(a) of the Schedule 13G, “Name of Persons Filing,” is hereby amended by deleting the last paragraph thereof and inserting the following:

The Reporting Persons, in the aggregate, beneficially own 1,928,539 shares of Common Stock or 7.1% of the outstanding Common Stock of the Issuer based on 27,058,750 shares outstanding as of November 2, 2011 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2011. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Item 4 of the Schedule 13G “Ownership,” is hereby amended and restated in its entirety as follows:

Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,928,539 shares of Common Stock, which represents 7.1% of the outstanding Common Stock of the Issuer.

Grant Gund may be deemed to have shared power to vote and shared power to dispose of an aggregate of 672,992 shares of Common Stock, which constitutes 2.5% of the outstanding Common Stock of the Issuer, by virtue of his position as co-trustee for certain trusts as indicated below:

•	Kelsey Laidlaw Gund Gift Trust (Grant Gund serves as co-trustee with Rebecca H. Dent): 254,483

•	Llura Blair Gund Gift Trust (Grant Gund serves as co-trustee with Rebecca H. Dent): 209,254

•	Grant Owen Gund Gift Trust (Grant Gund serves as co-trustee with Rebecca H. Dent): 209,255

Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 1,226,919 shares of Common Stock, which constitutes 4.5% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for certain trusts as indicated below:

•	G. Zachary Gund Descendants’ Trust (Rebecca H. Dent serves as co-trustee with G. Zachary Gund): 553,927

•	Kelsey Laidlaw Gund Gift Trust (Rebecca H. Dent serves as co-trustee with Grant Gund): 254,483

•	Llura Blair Gund Gift Trust (Rebecca H. Dent serves as co-trustee with Grant Gund): 209,254

•	Grant Owen Gund Gift Trust (Rebecca H. Dent serves as co-trustee with Grant Gund): 209,255

G. Zachary Gund, as co-trustee with Rebecca H. Dent for the G. Zachary Gund Descendants’ Trust, may be deemed to have shared power to vote and shared power to dispose of 553,927 shares of Common Stock, which constitutes 2.1% of the outstanding Common Stock of the Issuer.

Llura L. Gund, as co-trustee with Gordon Gund for the Dionis Trust, may be deemed to have shared power to vote and shared power to dispose of 701,620 shares of Common Stock, which constitutes 2.6% of the outstanding Common Stock of the Issuer.

Gordon Gund, as co-trustee with Llura L. Gund for the Dionis Trust, may be deemed to have shared power to vote and shared power to dispose of 701,620 shares of Common Stock, which constitutes 2.6% of the outstanding Common Stock of the Issuer.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 488879107	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012

By:	/s/ Theodore W. Baker
Name:	Theodore W. Baker
Attorney-in-fact for the Reporting Persons

*	The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons was attached as Exhibit B to the Schedule 13G.